UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  October 18, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 11 dated October 18, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

October 18, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 11, 2005
October 18, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC GOLD ACQUIRES ADDITIONAL PROTECTIVE CLAIMS AT HC PROPERTY

J-Pacific Gold Inc. (J-Pacific) is pleased to announce that an additional 90 patented mineral claims have been acquired at the HC property in the Cortez District of Nevada's productive Battle Mountain - Eureka Trend. These new claims extend the HC property northwesterly approximately 6,000 feet (1,830 metres) to protect the projection of the similar trending gold and mercury geochemical anomaly outlined in a 2004 survey, which was drilled in 2004 and on which the 2005 drilling program is still in progress. The HC property now consists of 189 patented mineral claims, 20 of which are under a renewable lease option and 169 that were staked by J-Pacific.

The HC property is an early stage project located approximately three miles (five kilometres) southeast of the of the Buckhorn Mine on the south side of the Cortez Mountains along the prolific Battle Mountain - Eureka Gold Trend of northeastern Nevada. HC is proximal to the successful Cortez Joint Venture (Placer Dome/Kennecott) area, which includes the recently discovered Cortez Hills, Pediment and ET Blue deposits, as well as the Pipeline, South Pipeline, Gold Acres and Cortez Mines.

Carlin Trend Mining Services of Elko, Nevada, carried out the staking program on behalf of J-Pacific.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.